EXHIBIT 4

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days prior to 8/19/25, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
7/21/2025	Buy	200	19.57
8/1/2025	Buy	28,181	19.58
8/13/2025	Buy	1,900	19.91
8/19/2025	Buy	12,774	20.20